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                                                                       Exhibit 3

                                 PRESS RELEASE

For Immediate Release                                             March 20, 1998

               HEI Announces Response to Unsolicited Tender Offer

    Minneapolis, MN--HEI, Inc. today filed a Schedule 14D-9 with the Securities and Exchange Commission containing its response to the offer by Fant Industries Inc., a company wholly owned by Anthony J. Fant of Birmingham, Alabama, to purchase 11.5% of the Company's outstanding shares at a price of $8.00 per share. The Company's Board of Directors has unanimously recommended that the shareholders reject the tender offer. The Board stated, "Our concern is the welfare of all of the Company's shareholders, and we view this offer (and its consummation) to be detrimental to those interests."

    Among the reasons cited for the Board's decision are the following:

    - The offer is for only 11.5% of the shares.

    - Mr. Fant has provided no meaningful information regarding his plans and proposals for "maximizing value for all shareholders," despite the Board's repeated requests. Instead, he decided to proceed with his offer and impose on the Company the expense of responding.

    - Mr. Fant has not explained why he needs complete control of the Board in order for the Company to implement his plans and proposals or why, as a less than 30% shareholder, he is entitled to control the Board.

    - Mr. Fant's offer is conditioned on the Board taking certain actions, including voluntarily giving him control of the Board although he has given the Board no meaningful information regarding his plans, proposals or nominees or explained why he should be given full control of the Board when he would own less than 30% of the stock. These conditions are Mr. Fant's, not the Board's. Mr. Fant can waive these conditions.

    - The offer is so highly conditional that the Board questions whether Mr. Fant intends to purchase any tendered shares.

    The Board also cautioned the shareholders that they are not required to respond to the offer and can withdraw any shares they may have previously tendered.

    HEI is a Minnesota-based company specializing in the design and manufacture of ultraminiature microelectronic devices and high technology products incorporating those devices. The Company's stock trades on the Nasdaq National Market under the symbol HEII.

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For further information, contact Eugene W. Courtney, President and Chief
Executive Officer, at HEI, Inc. (612) 443-2500.